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Free Writing Prospectus

Van Eck Merk Gold Trust

Gold Backed OUNZ Hits $100M

0001546652

Pursuant to 433/164

333-180868

GoldBacked OUNZ Hits $100m As ETF Demand Remains Strong

Daniela Cambone:  Goldbacked exchange trader marketplace continues to highlight thriving investor demand for the yellow metal. The latest ETF to make headlines is the Van Eck Merk Gold Trust OUNZ.

On Thursday, Merk Investments, the sponsor behind the ETF, announced that it surpassed 100 million assets under management. Axel Merk, president and chief investment officer of Merk investments and the ETF joins us today. Axel, good to have you back on.

Axel Merk:  Great to be with you.

Daniela:  Axel, why do you think we're seeing such soaring interest here? In midMarch, we saw that Blackrock, the world's largest asset management firm, said it ran out of shares of its iShares Gold Trust ETF. Why this demand?

Axel:  There are two reasons why you may want to consider any investment. One is because you have a positive return expectation, and the other one is because it may be a diversifier to your portfolio. Gold has long been a diversifier in the sense that the correlation of the price of gold is near zero to equities.

In an environment where many people think equity is overvalued, they're looking to diversify, the Fed has inflated just about all asset prices, gold comes to mind. Then the question is, why gold and not something else?

With interest rates being near zero, still, and more importantly, real interest rates being near zero, that means afterinflation interest rates being near zero and the Federal Reserve indicating they have difficulty raising rates, gold comes back to mind.

We see the interest broadening, not just the gold bugs, not just investors basing on fundamentals, but then you have some technicians coming in as well that see that the

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price action is moving in their favor. We've seen a steady broadening in recent months of the interest in OUNZ and gold in general.

Daniela:  Axel, you expect demand to remain robust even if we have seen a slowdown in April?

Axel:  Of course, the price of gold soared quite substantially, and we're taking a breather here. The problem for investor remains the same, that they're stuck with a portfolio, many of them, that are overweight in what are risk assets, equities, highyielding bonds. If there's any correction in the market, where do you hide?

Gold is a simple answer that may work. There are obviously other answers as well. For the time being, people are complacent again. That complacency can cede to fear at any moment. If and when that happens, investors, I believe, will be glad that they hold some gold.

Daniela:  Let's talk about your forecast for gold, now. It's down over one percent this Thursday. Where do you see the metal headed?

Axel:  I don't have a crystal ball of what's going to happen tomorrow. Again, what I believe is that investors may want to diversify to gold, because most of them have not rebalanced their portfolios. They're overexposed to risk assets, it's difficult to diversify in an environment where "everything" may be elevated.

Again, on the Federal Reserve  the key competitor to gold is cash. When you get compensated for holding cash then gold is not an attractive option. If you believe that we might have a bear market upon us, gold might be a good diversifier.

In every bear market we've had since 1971, except for the one induced by Volcker in the early '80s, gold came out as a winner. What happened in the early '80s is that Volcker put real interest rates up really sharply.

If you believe we're going to have a Volcker type of Fed, I would stay away from gold. If you think we don't have that sort of Fed then I think gold is something investors should have a very close look at.

Daniela:  Good thoughts, Axel. Thanks so much, and best of luck.

Axel:  My pleasure.

Daniela:  Thank you for watching. We'll see you next week.

Transcription by CastingWords

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.